CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

**CITY DEVELOPMENTS LIMITED**
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-E[redacted]

07021799

12 March 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

***BY COURIER***

SUPPL

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 5 March 2007 (*Joint Acquisition of a Prime Freehold Residential Site Along Anderson Road, in the Prestigious Ardmore Park Area*);
- 6 March 2007 (*Notification on New Subsidiaries and Associate Companies*); and
- 7 March 2007 (*CDL's Acquisition of Hong Leong Garden Condominium*)

Yours faithfully

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

EL/kw



36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

**Miscellaneous**

| * Asterisks denote mandatory information |
|---|

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 05-Mar-2007 21:03:02 |
| Announcement No. | 00170 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | JOINT ACQUISITION OF A PRIME FREEHOLD RESIDENTIAL SITE ALONG ANDERSON ROAD, IN THE PRESTIGIOUS ARDMORE PARK AREA |
| Description | Please find attached the news release issued jointly by City Developments Limited and Wing Tai Holdings Limited on 5 March 2007. |
| **Attachments:** | PressRelease_Acquisition_Anderson18_site.pdf<br>Total size = **35K**<br>(2048K size limit recommended) |

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WINGTAI ASIA

CITY DEVELOPMENTS LIMITED

## News Release

**For Immediate Release**

5 March 2007

**JOINT ACQUISITION OF A PRIME FREEHOLD RESIDENTIAL SITE ALONG ANDERSON ROAD, IN THE PRESTIGIOUS ARDMORE PARK AREA**

City Developments Limited (CDL) and Wing Tai Land Pte Ltd have jointly acquired Anderson 18, a prime freehold residential site in district 10 for S$477.7 million, excluding a development charge of S$40.1 million. The acquisition is subject to the approval of the Strata Title Board 'STB' and was made under Summervale Properties Pte Ltd, a 50:50 joint venture (JV) company held by these two leading property developers.

Strategically located along Anderson Road, amongst one of Singapore's most prestigious addresses, Anderson 18 is tucked away in a quiet residential enclave and yet is just a few minutes walk away from Orchard Road. In the vicinity are top schools and institutions, as well as prestigious clubs such as The Tanglin Club and The American Club. In addition, Anderson 18 is in close proximity to the renowned Orchard Road shopping belt.

The Anderson 18 site enjoys prominent frontage of approximately 90 metres along Anderson Road, and has a land area of approximately 112,098 square feet. Designated for residential use at a plot ratio of 2.8 under the 2003 Master Plan, the site can be redeveloped into a 36-storey luxury condominium. Details of apartment sizes will be determined at a later date.

The joint acquisition of this sizable land parcel by CDL and Wing Tai Land in the prestigious Ardmore Park area represents an exciting opportunity for the creation of a residential project offering unsurpassed luxury, by drawing upon the expertise and strengths of both developers in luxury residences – as evidenced by landmark projects in the site's vicinity such as CDL's St. Regis Residences and Wing Tai's Draycott 8.

"Anderson 18 is possibly the last, large piece of very prime real estate in this exquisite residential enclave available for re-development. With the growing demand for luxury residences in district 10, we look forward to unveiling yet another iconic residential development. We are pleased to have an opportunity once again to work with Wing Tai Land in this JV project. We are confident that our joint expertise will enable us to bring forth a bold and exceptional imprint on Singapore's luxury residential property market. One that would befit such a prestigious real estate," said Mr Kwek Leng Joo, CDL's Managing Director.

Mr Edmund Cheng, Deputy Chairman of Wing Tai Holdings said," Endowed with such a prime address, prominent frontage and good land size, the potential of the site is tremendous that will allow us to create a unique product of international quality and standard. We want to extract the best attributes of this site and deliver an immaculate product truly aligning our vision. Global investors and homeowners will benefit from the steep experience of both CDL and Wing Tai who strongly believe in providing only the best. We are confident that this development will propel us to the highest level on the international residential arena."

**About City Developments Limited**
City Developments Limited (CDL) is an international property and hotel conglomerate involved in real estate development and investment, hotel ownership and operations and provision of hospitality solutions. An industry leader, CDL has been pioneering industry initiatives and benchmarks for over four decades. CDL has a presence in over 20 countries with over 250 subsidiaries and associated companies, including six companies listed on the stock exchanges of Hong Kong, London, New Zealand, Philippines and Singapore.

**About Wing Tai Land**
Wing Tai Land Pte Ltd is a leading property investment and management company with an established track record of quality developments spanning Singapore, Malaysia, Hong Kong, China and Indonesia. It is a wholly-owned subsidiary of Wing Tai Holdings Limited and a member of WingTai Asia, a regional network of publicly-listed companies, which also includes DNP Holdings in Malaysia and USI Holdings in Hong Kong, each involved in a diversity of business ventures.

---

For more information, please contact:

Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
*(Regn No: 196300316Z)*
Tel: (65) 6428 9315

Jane Ho
Corporate Communications Manager
Wing Tai Holdings Limited
Tel: (65) 6380 3956

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group, Singapore
Tel: (65) 6428 9308 / 6438 3110

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 06-Mar-2007 17:09:56 |
| Announcement No. | 00043 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Notification on New Subsidiaries and Associated Companies |
| Description | Please find attached the announcement relating to the above. |
| **Attachments:** | CDLann_060307.pdf<br>Total size = **32K**<br>(2048K size limit recommended) |

**CITY DEVELOPMENTS LIMITED**
**(Co. Reg. No. 196300316Z)**

## NOTIFICATION ON NEW SUBSIDIARIES AND ASSOCIATED COMPANIES

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that :

(A) Acquisition of New Subsidiaries

(1) Island City Garden Development Pte. Ltd. ("ICG"), a wholly-owned subsidiary of the Company, has acquired a wholly-owned subsidiary known as Artemona Investments Limited ("Artemona") on 24 November 2006.

Information relating to Artemona is as follows:

| | | |
|---|---|---|
| Name of company | : | Artemona Investments Limited |
| Date & country of incorporation | : | 3 October 2006<br>British Virgin Islands |
| Issued share capital | : | US$1 comprising 1 share of US$1 |
| Principal activity | : | Investment holding |

(2) Artemona has in turn acquired a wholly-owned subsidiary known as Cheerful Link International Limited ("Cheerful Link") on 24 November 2006.

Information relating to Cheerful Link is as follows:

| | | |
|---|---|---|
| Name of company | : | Cheerful Link International Limited |
| Date & country of incorporation | : | 22 September 2006<br>British Virgin Islands |
| Issued share capital | : | US$1 comprising 1 share of US$1 |
| Principal activity | : | Investment holding |

(B) Incorporation of New Associated Companies

(1) The Company has incorporated an associated company, Summervale Properties Pte. Ltd. ("Summervale"), holding a 50% shareholding interest in Summervale. The remaining 50% shareholding interest in Summervale is held by Wing Tai Land Pte. Ltd.

2/..

(B) Incorporation of New Associated Companies (cont'd)

Information relating to Summervale is as follows:

| | | |
|---|---|---|
| Name of Company | : | Summervale Properties Pte. Ltd. |
| Date & country of incorporation | : | 2 March 2007<br>Singapore |
| Issued share capital | : | S$2 |
| Principal activity | : | Property owner and developer |

(2) K-El Sun Investments Pte. Ltd., an associated company of the Company, has incorporated a wholly-owned subsidiary, Sunny Isle Properties Pte. Ltd. ("Sunny Isle"). Information relating to Sunny Isle is as follows:

| | | |
|---|---|---|
| Name of Company | : | Sunny Isle Properties Pte. Ltd. |
| Date & country of incorporation | : | 5 March 2007<br>Singapore |
| Issued share capital | : | S$2 |
| Principal activity | : | Property owner and developer |

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 6 March 2007

## Miscellaneous

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 07-Mar-2007 12:36:31 |
| Announcement No. | 00016 |

### >> Announcement Details

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | CDL's Acquisition of Hong Leong Garden Condominium |
| Description | Please find attached the News Release issued by the Company on 7 March 2007. |
| **Attachments:** | PressRelease_AcquisitionHongLeongGardenCondosite.pdf<br>Total size = **24K**<br>(2048K size limit recommended) |

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CITY DEVELOPMENTS LIMITED

## NEWS RELEASE

7 March 2007

**CDL's Acquisition of Hong Leong Garden Condominium**

City Developments Limited (CDL) has acquired Hong Leong Garden Condominium, a 956-year leasehold site at the West Coast area for S$131.5 million. The en bloc acquisition is subject to the approval of the Strata Titles Board (STB).

Located in the tranquil West Coast area, along West Coast Drive, the site enjoys easy access to all parts of the island via the Ayer Rajah Expressway (AYE). Established schools and tertiary institutions such as the National University of Singapore and Singapore Polytechnic are located close by. Commercial and recreational amenities are also available at the nearby Clementi town centre.

The 25-year old Hong Leong Garden Condominium site was originally developed in the 1980s by the Hong Leong Group. It currently houses 180 residential units in six blocks and measures approximately 266,076 square feet. With a maximum allowable gross plot ration of 1.6 under the 2003 Master Plan, the site can provide 425,722 square feet of Gross Floor Area (GFA). Built to the maximum permissible height of 12 storeys, the site can be redeveloped into a 370-unit residential project.

CDL's successful bid for Hong Leong Garden Condominium will strengthen its presence in the West Coast vicinity. In 2000, CDL purchased the nearby Tat Lee Court site, which has since been redeveloped into Monterey Park Condominium. CDL, together with its joint-venture partner also purchased the former Parkview Condominium site in 2003. This site will be developed into a 493-unit residential project which is scheduled for launch in the first half of this year.

---

For more information, please contact:

Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
*(Regn No: 196300316Z)*

Tel: (65) 6428 9315

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group, Singapore

Tel: (65) 6428 9308 / 6438 3110

END